VIA EDGAR

January 7, 2025

Matthew Crispino, Esq.
Matthew Derby, Esq.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Rumble Inc.

Preliminary Information Statement on Schedule 14C

Filed December 31, 2024

File No. 001-40079

Dear Mr. Crispino and Mr. Derby:

On behalf of our client Rumble Inc., a Delaware corporation (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission this letter setting forth the Company’s response to the comment letter of the Staff dated January 7, 2025, regarding the Company’s Preliminary Information Statement on Schedule 14C filed on December 31, 2024 (the “Information Statement”). For ease of reference, the Staff’s comment is set forth in bold below, followed by the Company’s response. Concurrently with the submission of this letter, the Company has filed an updated Preliminary Information Statement on Schedule 14C.

Preliminary Information Statement on Schedule 14C
General

1.	Please provide the financial information required by Item 13(a) of Schedule 14A or provide your analysis as to why such information is not required. Refer to Item 1 of Schedule 14C and Item 11(e) of Schedule 14A.

In response to the Staff’s comment, the Company has revised page 10 of the Information Statement to incorporate by reference the information required by Item 13(a) of Schedule 14A, as required by Item 1 of Schedule 14C.

Thank you very much for your assistance in this matter. Please do not hesitate to contact Sean M. Ewen of Willkie Farr & Gallagher LLP at (212) 728-8867 with any questions or comments regarding this letter.

Very truly yours,

/s/ Willkie Farr & Gallagher LLP

cc: Michael Ellis, Esq.